Via Facsimile and U.S. Mail
Mail Stop 4720

October 1, 2009

Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: **China Health Industries Holdings, Inc.**
       Item 4.01 Form 8-K filed September 22, 2009
       File No. 000-51060

Dear Mr. Sun:

      We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call me at the telephone number listed at the end of this letter.

1.   Please expand your disclosure with regard to the disagreement/material scope
       limitation encountered by your former auditors to include the specific disclosures
       required by Item 304(a)(1)(iv) (B) and (C) of Regulation S-K. Also, provide the
       disclosures required by Item 304(a)(1)(v) of Regulation S-K. If any of these
       disclosures are not applicable, please explain in reasonable detail.

2.   Please tell us of the following:

- the nature of the material scope limitation,
- the company's position and the former accountant's position with regard to the "material scope limitation",
- why the matter could not be resolved,
- quantify the impact to the financial statements and state the financial periods affected,
- if you intend to restate any prior period for any adjustments and if not, why not, and
- tell us in detail the steps you have taken (or plan to take) and the procedures you implemented (or plan to implement) to address the "material scope limitation".

Please also note the requirements of Item 304(b) of Regulation S-K.

3.   Provide us with any letter or written communication to and from the former accountants regarding the "material scope limitation" to management or the audit committee.

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

5.   Please tell us if any of the 2009 quarterly reports are impacted by the disagreement or scope limitation and cannot be relied upon anymore. If so, please tell us if you intend to file an Item 4.02 Form 8-K.

****

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3627.

Sincerely,

Sasha Singh Parikh
Staff Accountant